

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 26, 2008

By Facsimile and U.S. Mail

Mr. Roger A. Parker
Chairman and Chief Executive Officer
Delta Petroleum Corporation
370 17th Street, Suite 4300
Denver, Colorado 80202

> **Re:** **Delta Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 8, 2007**
> **Response Letter Dated December 14, 2007**
> **File No. 000-16203**

Dear Mr. Parker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief